UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Performant Financial Corporation
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

71377E105
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 71377E105		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,320,202

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,320,202

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,320,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 71377E105		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
901,697

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
901,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,697

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 71377E105		Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
410,712

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
410,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
410,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 71377E105		Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,007,793

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,007,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,007,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 71377E105		Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,320,202

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,320,202

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,320,202

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 7 of 11 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Performant Financial Corporation (the "Issuer"), whose principal executive offices are located at 333 North Canyons Parkway, Livermore, CA 94551.  This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 22, 2016, as amended by Amendment No. 1 on January 24, 2018 (collectively with this Amendment No. 2, the "Schedule 13D").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends Items 5 and 7 of the Schedule 13D as set forth below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information in the Issuer's Form 10-K filed March 14, 2018, there were 51,360,328 shares of the Common Stock outstanding as of March 13, 2018.

(a)           As of April 25, 2018, each of Philadelphia Financial and Mr. Hymowitz may be deemed to be the beneficial owner of 2,320,202 shares of Common Stock, which represents approximately 4.52% of the outstanding shares of Common Stock.  This amount includes:  (i) 901,697 shares of Common Stock beneficially owned by BRI, which represents approximately 1.76% of the outstanding shares of Common Stock; (ii) 410,712 shares of Common Stock beneficially owned by BRII, which represents approximately 0.80% of the outstanding shares of Common Stock; and (iii) 1,007,793 shares of Common Stock beneficially owned by BRO, which represents approximately 1.96% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Mr. Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 2,320,202 shares of Common Stock, which includes shared power over:  (i) 901,697 shares of Common Stock with BRI; (ii) 410,712 shares of Common Stock with BRII; and (iii) 1,007,793 shares of Common Stock with BRO.

(c)         Please refer to Exhibit E for transactions in the Issuer's securities during the past sixty days, including the transaction date, number of shares of Common Stock acquired or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Boathouse Fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           Not applicable.
Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit E:	Schedule of Transactions

SCHEDULE 13D

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2018
PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 11 Pages

EXHIBIT E

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	Price Range (if Price is WAP)	Where and How Transaction Effected
3/7/2018	Boathouse Row II, LP	SELL	(3,151)	$2.90		Open Market through Broker
3/7/2018	Boathouse Row Offshore Ltd.	SELL	(2,510)	$2.90		Open Market through Broker
3/12/2018	Boathouse Row II, LP	SELL	(43,261)	$2.91 *	$2.89-$2.97	Open Market through Broker
3/12/2018	Boathouse Row Offshore Ltd.	SELL	(34,440)	$2.91 *	$2.89-$2.97	Open Market through Broker
3/13/2018	Boathouse Row I, LP	SELL	(5,384)	$2.96		Open Market through Broker
3/13/2018	Boathouse Row II, LP	SELL	(1,717)	$2.96		Open Market through Broker
3/13/2018	Boathouse Row Offshore Ltd.	SELL	(4,218)	$2.96		Open Market through Broker
3/14/2018	Boathouse Row I, LP	SELL	(43,887)	$2.96 *	$2.96-$3.01	Open Market through Broker
3/14/2018	Boathouse Row II, LP	SELL	(27,430)	$2.96 *	$2.96-$3.01	Open Market through Broker
3/14/2018	Boathouse Row Offshore Ltd.	SELL	(57,863)	$2.96 *	$2.96-$3.01	Open Market through Broker
3/15/2018	Boathouse Row II, LP	SELL	(2,500)	$3.03 *	$3.03-$3.05	Open Market through Broker
3/15/2018	Boathouse Row Offshore Ltd.	SELL	(2,500)	$3.03 *	$3.03-$3.05	Open Market through Broker
3/16/2018	Boathouse Row I, LP	SELL	(6,897)	$3.25		Open Market through Broker
3/16/2018	Boathouse Row II, LP	SELL	(2,199)	$3.25		Open Market through Broker
3/16/2018	Boathouse Row Offshore Ltd.	SELL	(5,404)	$3.25		Open Market through Broker
3/20/2018	Boathouse Row I, LP	SELL	(904)	$3.22 *	$3.22-$3.25	Open Market through Broker
3/20/2018	Boathouse Row II, LP	SELL	(288)	$3.22 *	$3.22-$3.25	Open Market through Broker
3/20/2018	Boathouse Row Offshore Ltd.	SELL	(708)	$3.22 *	$3.22-$3.25	Open Market through Broker
4/5/2018	Boathouse Row I, LP	SELL	(95)	$3.05 *	$3.04-$3.05	Open Market through Broker
4/5/2018	Boathouse Row II, LP	SELL	(30)	$3.05 *	$3.04-$3.05	Open Market through Broker
4/5/2018	Boathouse Row Offshore Ltd.	SELL	(75)	$3.05 *	$3.04-$3.05	Open Market through Broker
4/6/2018	Boathouse Row I, LP	SELL	(15,121)	$3.11 *	$3.09-$3.17	Open Market through Broker
4/6/2018	Boathouse Row II, LP	SELL	(4,821)	$3.11 *	$3.09-$3.17	Open Market through Broker

SCHEDULE 13D

Page 10 of 11 Pages

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	Price Range (if Price is WAP)	Where and How Transaction Effected
4/6/2018	Boathouse Row Offshore Ltd.	SELL	(11,848)	$3.11 *	$3.09-$3.17	Open Market through Broker
4/9/2018	Boathouse Row I, LP	SELL	(381)	$3.08 *	$3.07-$3.11	Open Market through Broker
4/9/2018	Boathouse Row II, LP	SELL	(121)	$3.08 *	$3.07-$3.11	Open Market through Broker
4/9/2018	Boathouse Row Offshore Ltd.	SELL	(298)	$3.08 *	$3.07-$3.11	Open Market through Broker
4/10/2018	Boathouse Row I, LP	SELL	(385)	$3.08 *	$3.06-$3.10	Open Market through Broker
4/10/2018	Boathouse Row II, LP	SELL	(123)	$3.08 *	$3.06-$3.10	Open Market through Broker
4/10/2018	Boathouse Row Offshore Ltd.	SELL	(302)	$3.08 *	$3.06-$3.10	Open Market through Broker
4/12/2018	Boathouse Row I, LP	SELL	(1,972)	$3.09 *	$3.09-$3.10	Open Market through Broker
4/12/2018	Boathouse Row II, LP	SELL	(894)	$3.09 *	$3.09-$3.10	Open Market through Broker
4/12/2018	Boathouse Row Offshore Ltd.	SELL	(2,194)	$3.09 *	$3.09-$3.10	Open Market through Broker
4/18/2018	Boathouse Row I, LP	SELL	(4,833)	$3.04 *	$3.01-$3.05	Open Market through Broker
4/18/2018	Boathouse Row II, LP	SELL	(2,191)	$3.04 *	$3.01-$3.05	Open Market through Broker
4/18/2018	Boathouse Row Offshore Ltd.	SELL	(5,376)	$3.04 *	$3.01-$3.05	Open Market through Broker
4/19/2018	Boathouse Row I, LP	SELL	(2,144)	$3.00		Open Market through Broker
4/19/2018	Boathouse Row II, LP	SELL	(972)	$3.00		Open Market through Broker
4/19/2018	Boathouse Row Offshore Ltd.	SELL	(2,384)	$3.00		Open Market through Broker
4/20/2018	Boathouse Row I, LP	SELL	(39)	$3.07		Open Market through Broker
4/20/2018	Boathouse Row II, LP	SELL	(18)	$3.07		Open Market through Broker
4/20/2018	Boathouse Row Offshore Ltd.	SELL	(43)	$3.07		Open Market through Broker
4/23/2018	Boathouse Row I, LP	SELL	(662)	$3.05 *	$3.02-$3.08	Open Market through Broker
4/23/2018	Boathouse Row II, LP	SELL	(300)	$3.05 *	$3.02-$3.08	Open Market through Broker
4/23/2018	Boathouse Row Offshore Ltd.	SELL	(738)	$3.05 *	$3.02-$3.08	Open Market through Broker
4/24/2018	Boathouse Row I, LP	SELL	(3,508)	$3.08 *	$3.06-$3.09	Open Market through Broker
4/24/2018	Boathouse Row II, LP	SELL	(1,590)	$3.08 *	$3.06-$3.09	Open Market through Broker
4/24/2018	Boathouse Row Offshore Ltd.	SELL	(3,902)	$3.08 *	$3.06-$3.09	Open Market through Broker

SCHEDULE 13D

Page 11 of 11 Pages

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	Price Range (if Price is WAP)	Where and How Transaction Effected
4/25/2018	Boathouse Row I, LP	SELL	(14,087)	$3.09		Open Market through Broker
4/25/2018	Boathouse Row II, LP	SELL	(4,369)	$3.09		Open Market through Broker
4/25/2018	Boathouse Row Offshore Ltd.	SELL	(10,802)	$3.09		Open Market through Broker

* This price reflects a weighted average price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in the Price Range column.